Exhibit 12

CF INDUSTRIES HOLDINGS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(Dollars in millions)	2013		2012		2011		2010		2009

Earnings before income taxes and equity in earnings of non-operating affiliates	$2,209.7		$2,829.5		$2,645.6		$687.7		$695.6
Less: equity in earnings of operating affiliates	(41.7)		(47.0)		(50.2)		(10.6)		—

Earnings from continuing operations before equity in earnings of operating affiliates	$2,168.0		$2,782.5		$2,595.4		$677.1		$695.6

Plus:
Fixed charges	260.0		232.3		229.7		260.3		6.7
Distributed income of equity investees	59.5		109.8		130.2		2.2		—
Amortization of capitalized interest	4.1		4.1		3.9		3.8		3.3
Less: preference security dividends of Terra Nitrogen Company, L.P.	(66.2)		(77.8)		(64.1)		(23.1)		—
Capitalized interest	(26.8)		(9.3)		(7.9)		(7.6)		—

Earnings for fixed charge coverage ratio calculation	$2,398.6		$3,041.6		$2,887.2		$912.7		$705.6

Fixed charges
Interest expensed (a)	$152.2		$135.3		$147.2		$221.3		$1.5
Capitalized interest	26.8		9.3		7.9		7.6		—
Estimated interest in rent expense (b)	14.8		9.9		10.5		8.3		5.2
Preference security dividends of Terra Nitrogen Company, L.P.	66.2		77.8		64.1		23.1		—
	$260.0		$232.3		$229.7		$260.3		$6.7

Ratio of earnings to fixed charges	9.2	x	13.1	x	12.6	x	3.5	x	105.3

(a)   Including amortized premiums, discounts, and capitalized expenses related to indebtedness.

(b)   Assumes that the interest component is 15% of total rent expense in 2013, 11% in 2012, 13% in 2011 and 2010 and 14% in 2009.